

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2016

Mail Stop 3561

<u>Via E-mail</u>
Danny Chan
Chief Executive Officer
Smack Sportswear
13636 Ventura Blvd. #475
Sherman Oaks, CA 91423

Re: Smack Sportswear
Form PRE 14A
Filed December 07, 2015
File No. 000-53049

Dear Mr. Chan:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel,
And Mining

cc: David Lubin, Esq.
David Lubin & Associates, PLLC